

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

June 19, 2008

Via U.S. Mail

Howard Malovany, Senior Vice President
Wm. Wrigley Jr. Company
Wrigley Building
410 North Michigan Avenue
Chicago, Illinois 60611

> **Re:** **Wr. Wrigley Jr. Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 23, 2008**
> **File No. 1-00800**

Dear Mr. Malovany:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note that proxies may be solicited by directors, officers and employees, personally or by telephone, facsimile or other means of communication, including the Internet. Please be advised that all written soliciting materials, including e-mails and any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Questions and Answers, page 8

2.   Although reference is made to the marketing period in this section, please provide a specific question and answer that further clarifies the dates contemplated and consequences associated with the marketing period. For example, please address how the marketing period could impact the closing date and timing of shareholders' receipt of merger consideration.

The Merger, page 18

3.   Revise to disclose any material discussions between the board of directors and senior management or decisions made by the board of directors and senior management regarding possible transactions involving the company prior to the introductory meeting with Mars.

4.   Briefly discuss why Goldman Sachs arranged an introductory meeting between the Company and Mars. Among other things, clarify when the decision was made to meet specifically with representatives of Mars in 2006 and at whose request Goldman Sachs arranged the meeting.

5.   Please describe the principal persons involved in the introductory meeting between Mars and the Company.

6.   Please clarify the disclosure in the third paragraph on page 18.   Provide more detail regarding the timing and scope of the engagement of Goldman Sachs by the Company. For example, disclose whether at the time of Mars' April 1, 2008 contact, the Company had engaged Goldman Sachs to assist the Company in exploring possible strategic opportunities with companies other than Mars.

7.   Please briefly disclose the financing structure alternatives that were considered by the Company's board of directors and disclose when and why they eventually chose the structure reflected in the Merger Agreement.

8.   You disclose that the board of directors of the Company authorized Goldman Sachs to indicate to Mars that the initial $76 per share offer and subsequent $77 per share offer were inadequate. Please disclose whether the Company's board of directors at any point during negotiations, authorized the Goldman Sachs representative to indicate a specific counter proposal to the per share price offers made. If yes, please disclose the specified dollar amount or dollar range per share.

9.   Disclose whether the representative of Goldman Sachs initially approached Berkshire Hathaway or whether Berkshire Hathaway initiated the contact. Provide further detail on why Berkshire Hathaway decided to become involved in the negotiations for the acquisition of the Company.

10.   We note that recognizing Goldman Sachs' potential conflict of interest, you
        determined necessary hiring William Blair to prepare the fairness opinion. It is
        therefore unclear why you still receive a fairness opinion from Goldman Sachs.
        Please explain.

11.   Briefly discuss what was discussed during the meeting between Mr. Wrigley, Jr.
        and a representative of Berkshire Hathaway on April 22, 2008. Also disclose
        whether Mr. Wrigley, Jr. obtained the permission of the board before meeting the
        representative.

12.   We note that on April 23, 2008, Mr. Wrigley, Jr. met with John Mars and Forrest
        Mars, Jr., owners of Mars. Briefly discuss what was discussed during the
        meeting and disclose whether Mr. Wrigley, Jr. obtain the permission of the board
        before starting his communications with the Mars.

13.   In your disclosure regarding the April 25, 2008 meeting, we note that among
        other things, Mars was no longer requiring a voting agreement from Mr. Wrigley
        as a condition to the merger. Please disclose the reasons for this change and
        disclose whether or not a voting agreement from the Wrigley Private Trust
        Company continued to be a condition to the merger.

14.   Briefly discuss on page 22 the financial commitments of Goldman Sachs Credit
        Partners L.P. and of JPMorgan or provide a cross-reference to a section of the
        filing where you describe the commitments in more detail.

15.   On page 22, we note the statement, "Upon reconvening, Mr. Wrigley, Jr.
        reported that Mars had amended its proposal to provide for a single reverse
        termination fee." Please clarify whether this fee replaced the termination fees
        due to Wrigley in the event of a termination, which are discussed on page 21.

Form of Proxy Card

16.   Please revise the form of proxy card to clearly indicate that it is a preliminary
        copy.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Carmen Moncada-Terry at (202) 551-3687 or in her absence, Mellissa Campbell Duru at (202) 551-3757 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: M. C. Duru
        C. Moncada-Terry